UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IHS Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

451734107

(CUSIP Number)

Attn: Stephen Green

IHS Inc.

15 Inverness Way East

Englewood Colorado  80112

(303) 790-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395150 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TB Continuity II Trust N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,708,859

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,708,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 395150 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kaszony Trustees Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,708,859

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,708,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share, of IHS, Inc., a Delaware corporation (“IHS” or the “Company”).  The Company’s principal executive office is 15 Inverness Way East, Englewood, CO 80112.

Item 2.	Identity and Background

(a)-(b)  This statement is filed on behalf of the TB Continuity II Trust (the “Continuity II Trust”) and Kaszony Trustees Limited, a company organized under the laws of Bermuda (“Kaszony,” and together with the Continuity II Trust, the “Reporting Persons”).  The address of the principal business office of each of the Reporting Persons is Richmond House 12 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(c)  Kaszony is the trustee of the Continuity II Trust.  The Continuity II Trust holds 100% of the outstanding capital stock of Favorita Holding Limited, a company organized under the laws of Bermuda (“Favorita”).  Favorita’s wholly owned subsidiary, TBG Holdigns N.V., a company organized under the laws of the Netherlands (“TBG”), is the 100% owner of Urvanos Investments Limited, a company organized under the laws of Cyprus (“Urvanos”).  At the date of this filing, Urvanos holds 958,859 shares of the Company’s Class A common stock and 13,750,000 shares of the Company’s Class B common stock, which is convertible at any time (and will automatically convert on November 10, 2009, or upon the earlier occurrence of certain events) into 13,750,000 shares of Class A common stock.  The Class A common stock held by Urvanos or which Urvanos can obtain by converting the Class B common stock it holds together would constitute approximately 25.1% of the outstanding Class A common stock,.  However, because the holder of the Class B common stock is entitled to 10 votes per share, the Class A and Class B common stock held by Urvanos give it 76% of the total voting power of the Company’s outstanding capital stock.

Each director and executive officer of Kaszony is named on Schedule I to this filing.  Schedule I sets forth the following information, which is incorporated by reference into this Item 2:  (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kaszony was formed under the laws of Bermuda. The Continuity II Trust is a trust governed by the laws of the Cayman Islands.
Item 3.	Source and Amount of Funds or Other Consideration

On May 14, 2007, the Thyssen Bornemisza Continuity Trust (the “Former Trust”) distributed all its assets to trusts for its beneficiaries, including the Continuity II Trust.  The trusts to which the assets were distributed were not required to make any payments to the Former Trust.   Therefore, neither of the Reporting Persons required any Funds for the transactions described in this filing.

Item 4.	Purpose of Transaction

On May 14, 2007, the Former Trust distributed all its assets to trusts for its beneficiaries, including the Continuity II Trust.  The purpose of the distribution was to accomplish the Former Trust’s trust purposes.  The distribution was approved by the Grand Court of the Cayman Islands.

Neither Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (i) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer

(a)-(d) Each of the Reporting Persons may be deemed to be a beneficial owner of all the 14,708,859 shares of Class A common stock owned by Urvanos or which Urvanos has the right to acquire by converting Class B common stock, which together (giving effect to conversion of the Class B common stock) would represent approximately 25.1% of the outstanding Class A common stock.  Each of the Reporting Persons has shared voting power and shared dispositive power with respect to the Shares.  Neither of the Reporting Persons effected any transactions in the Company’s common stock during the sixty days preceding the date of this filing.  Urvanos has the right to receive all dividends and all proceeds of any sale of the Shares.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons, or between either of the Reporting Persons and any person with respect to any securities of the Company, except that, because the Continuity II Trust is a trust and Kaszony is its trustee, the Continuity II Trust can only act by action of Kaszony.

Urvanos is a party to a Registration Rights Agreement with the Company under which Urvanos has the right to require the Company to register Shares owned by Urvanos under the Securities Act of  1933, as amended.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stephen Green and Michael J. Sullivan his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2007

TB CONTINUITY II TRUST
By:	Kaszony Trustees Limited, as Trustee

/s/Randy Jenkins
Name: Randy Jenkins
Title: Secretary

KASZONY TRUSTEES LIMITED

/s/Randy Jenkins
Name:	Randy Jenkins
Title:	Secretary

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF KASZONY TRUSTEES LIMITED

Name, Address and Citizenship	Position with Kaszony Trustees Limited	Principal Occupation and Business Address

Eddie Cassell (British/South African) Marine Cottage South Cape, Laxey Isle of Man, IM4 7HY	Director	Legal Practitioner Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB

John Kleynhans (South African) 6 rue Dicks, L – 5521 Remich, Luxembourg	Director	Manager of Trust Office 6 rue Adolphe Fischer, L – 1520 Luxembourg

Herman Troskie (Dutch) 21 rue de la Resistance, L-8020 Strassen, Luxembourg	Director	Legal Practitioner 6 rue Adolphe Fischer, L – 1520 Luxembourg

Randy Jenkins Richmond House 12 Par-la-Ville Road, Hamilton HM 08 Bermuda	Secretary	N/A

Michael von Staudt Richmond House 12 Par-la-Ville Road, Hamilton HM 08 Bermuda	Assistant Secretary	N/A

EXHIBIT INDEX

EXHIBIT	DOCUMENT

1	Joint Filing Agreement